Exhibit 12.1
Section 2: EX-12.1 (EX-12.1)
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges

	For the year ended December 31,
	2010	2009		2008		2007	2006
Including Interest on Deposits

(Losses) Earnings:
Pre-tax loss from continuing operations	$(277,011)	$(42,621)		$(32,258)		$(302,762)	$(272,008)
Plus:
Fixed Charges (excluding capitalized interest)	243,458	293,019		349,621		427,141	623,668

Total (Losses) Earnings	$(33,553)	$250,398		$317,363		$124,379	$351,660

Fixed Charges:
Interest expensed and capitalized	$240,275	$290,451		$347,001		$423,986	$619,094
Amortized premiums, discounts, and capitalized expenses related to indebtedness	642	187		192		633	1,411
An estimate of the interest component within rental expense	2,541	2,381		2,428		2,522	3,163

Total Fixed Charges	$243,458	$293,019		$349,621		$427,141	$623,668

Ratio of Earnings to Fixed Charges	(A )	(A	)	(A	)	(A )	(A	)

Excluding Interest on Deposits

(Losses) Earnings:
Pre-tax loss from continuing operations	$(277,011)	$(42,621)		$(32,258)		$(302,762)	$(272,008)
Plus:
Fixed Charges (excluding capitalized interest)	132,620	167,886		192,891		255,909	468,250

Total (Losses) Earnings	$(144,391)	$125,265		$160,633		$(46,853)	$196,242

Fixed Charges:
Interest expensed and capitalized	$129,437	$165,318		$190,271		$252,754	$463,676
Amortized premiums, discounts, and capitalized expenses related to indebtedness	642	187		192		633	1,411
An estimate of the interest component within rental expense	2,541	2,381		2,428		2,522	3,163

Total Fixed Charges	$132,620	$167,886		$192,891		$255,909	$468,250

Ratio of Earnings to Fixed Charges	(A )	(A	)	(A	)	(A )	(A	)

(A)	Due to the Company’s pre-tax loss for the year ended December 31, 2010, 2009, 2008, 2007 and 2006 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $277.0 million, $42.6 million, $32.3 million, $302.8 million and $272.0 million to achieve a ratio of 1:1 in 2010, 2009, 2008, 2007 and 2006, respectively.